Exhibit 99.1

Femto Technologies Inc. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

NEWS RELEASE

Femto Technologies Inc. Announces Issuance of Enhanced Voting Preference Shares

(September 20, 2024) – Femto Technologies Inc. (Nasdaq: BCAN) (“Femto” or the “Company”), an integrated software company, is pleased to announce that, further to its news release of July 19, 2024 and August 1, 2024, the Company has today issued 75,000 enhanced voting preference shares (the “Enhanced Voting Shares”) in the share capital of the Company to Yftah Ben Yaackov, a director and officer of the Company, at a price of US$0.35 per Enhanced Voting Share.

The Resolution to issue the Enhanced Voting Shares was approved at a shareholders meeting on August 1, 2024 as a “minority approval”. (as that term is defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”))

Early Warning Disclosure

The disclosure in this section is the sole responsibility and is published at the request of Yftah Ben Yaackov, pursuant to his disclosure obligations under National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”).

The requirement to provide this disclosure was triggered by the acquisition (the “Acquisition”) by Mr. Yaackov on September 20, 2024 of 75,000 Enhanced Voting Shares at a price of US$0.35 (approximately C$0.4747) per Enhanced Voting Share, being an aggregate purchase price of US$26,250 (approximately C$35,600).

Immediately prior to the Acquisition, Mr. Yaackov beneficially owned 75,435 common shares in the capital of the Company (the “Subordinated Shares”), representing approximately 11.51% of the issued and outstanding Subordinated Shares, and approximately 11.51% of the aggregate voting rights attached to all of the Company’s outstanding voting securities. Immediately following the Acquisition, Mr. Yaackov beneficially owned 75,435 Subordinated Shares, representing approximately 11.51% of the issued and outstanding Subordinated Shares, and 75,000 Enhanced Voting Shares, representing 100% of the issued and outstanding Enhanced Voting Shares, representing, in aggregate, approximately 86.84% of the aggregate voting rights attached to all of the Company’s outstanding voting securities; an increase in the percentage voting rights attached to the voting securities of the Company held by Mr. Yaackov of approximately 75.33%.

Mr. Yaackov may from time to time acquire additional securities of the Company or dispose of some or all of the existing or additional securities, whether in transactions over the open market or through privately negotiated arrangements or otherwise, or may continue to hold the same number of securities of the Company. The Enhanced Voting Shares are not transferable by Mr. Yaackov.

A copy of the early warning report filed by Mr. Yaackov pursuant to NI 62-103 may be obtained under the Company’s profile on SEDAR+ (www.sedarplus.ca) and from the Company’s chief financial officer at the contact information provided below. For the purposes of the early warning requirements under NI 62-103, the head office address of the Company is: 2264 East 11th Avenue, Vancouver, BC V5N 1Z6, and the address of Mr. Yaackov is: Eilat 15, Ashkelon, Israel 7844317.

About Femto Technologies Inc.

Femto, previously known as BYND Cannasoft Enterprises Inc., aims to become a beacon of transformative change in the sphere of female health and wellness. Through proprietary Smart Release Technology and a dedication to creating smart, women-centric products, Femto is establishing new benchmarks in the wellness industry.

Femto is an Israeli-based integrated software company. Femto owns and markets “Benefit CRM”, a proprietary customer relationship management (CRM) software product enabling small and medium-sized businesses to optimize their day-to-day business activities such as sales management, personnel management, marketing, call center activities, and asset management.

Through a wholly owned subsidiary, Femto owns the patent-pending intellectual property for the EZ-G device. This therapeutic device uses proprietary software to regulate the flow of low concentrations of CBD oil, hemp seed oil, and other natural oils into the soft tissues of the female reproductive system to potentially treat a wide variety of women’s health issues. The EZ-G device includes technological advancements as a sex toy with a more realistic experience and the prototype utilizes sensors to determine what enhances the users’ pleasure. The user can control the device through a Bluetooth app installed on a smartphone or other portable device, with data being transmitted from and received by the device to and from the secure cloud using artificial intelligence (AI). The data is combined with other antonymic user preferences to improve its operation by increasing sexual satisfaction. Commercialization of the EZ-G device is subject to receipt of regulatory approvals.

The devices described in this press release are concept devices that are in the first stage of development and will be subject to testing, experiments and regulatory approvals and therefore there is no certainty that they will ever be marketed.

For further information, please refer to the Company’s new website (www.femtocorp.com) and the Company’s profile on SEDAR+ (www.sedarplus.ca).

Gabi Kabazo

Chief Financial Officer

Tel: (604) 833-6820

e-mail: ir@femtocorp.com

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain statements that may be deemed “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended and under Canadian securities laws. When used in this press release, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual events or developments may differ materially from those in forward-looking statements. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause actual results to differ materially from the statements made, including future financial performance, unanticipated regulatory requests and delays, final patents approval, and those factors discussed in filings made by the company with the Canadian securities regulatory authorities, including (without limitation) in the company’s management’s discussion and analysis for the year ended December 31, 2023 and annual information form dated April 2, 2024, which are available under the company’s profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 20-F for the year then ended that was filed with the U.S. Securities and Exchange Commission on April 3, 2024. Should one or more of these factors occur, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. Shareholders are cautioned not to put undue reliance on such forward-looking statements.